SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Fiscal Year Ended March 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Scottish Power plc

FORM U5S

2003

ITEMS

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF March 31, 2003.

See Attachment 1

ITEM 2.	ACQUISITION OR SALES OF UTILITY ASSETS.

Excluding transactions reported in a certificate filed pursuant to Rule 24, provide a brief description of acquisitions or sales, if any, by each system company, of utility plant in service or under construction of any electric utility company or retail gas utility company for the production, transmission or distribution of electric energy or distribution of natural or manufactured gas, stating the name of the system company (both system companies if the transfer is within the system), the consideration, a brief description of the transaction, the location and the exemption claimed for transactions which have the effect of adding or disposing of a discrete territory separately served or to be served at retail by another utility company, cooperative or government (as defined in Section 2(c) of the Act), and transactions which involve a consideration of more than one million dollars including reasonably estimated completion costs incurred or eliminated by transfer of facilities under construction. Other transactions need not be identified.

None

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

On December 19, 2002, PacifiCorp issued 14,851,485 shares of its common stock to PacifiCorp Holdings, Inc., an intermediary holding company, at a total price of $150 million or $10.10 per share.

See also Rule 24 Certificate Notifications filed on 11/29/02 and 6/30/03 SEC File No. 70-9669.

ITEM 4.	ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

Numbers in Thousands

Fiscal Year 2003

Investment	Name of Acquiring/ Redeeming Company	No. of Shares	Consider. Principal Amount £ or $	% voting	Book Value £–$	Author./ Exemption
PacifiCorp $7.48 No par serial preferred stock	PacifiCorp	75,000	$7,500,000	N/A	$7,500,000	Rule 42

ITEM 5.	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

None

ITEM 6.	OFFICERS AND DIRECTORS.

PART I.

The following are the abbreviations to be used for principal business address and positions.

Principal Business Address	N/A

Position	Code

Director	D
President	P
Chief Executive Officer	CEO
Chief Financial Officer	CFO
Chief Accounting Officer	CAO
Chief Information Officer	CIO
Chief Production Officer	CPO
Senior Executive Vice President	SEVP
Executive Vice President	EVP
Senior Vice President	SVP
Financial Vice President	FVP
Vice President	VP
Controller/Comptroller	C
Counsel	L
Secretary	S
Assistant Secretary	AS
Treasurer	T
Assistant Treasurer	AT
General Manager	GM
Managing Director	MD
Commissioner	M

Name and Principal Address	Title	Code
EXECUTIVE DIRECTORS
Ian Russell 1 Atlantic Quay Glasgow G2 8SP	Chief Executive	CEO

Charles Berry 1 Atlantic Quay Glasgow G2 8SP	Executive Director UK	D

David Nish 1 Atlantic Quay Glasgow G2 8SP	Finance Director	CFO

Richard Peach 825 NE Multnomah Suite 2000 Portland Oregon 97232	Chief Financial Officer—PacifiCorp	CFO

William D. Landels 825 NE Multnomah Suite 2000 Portland	Executive Vice President—PacifiCorp	EVP

Oregon 97232

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland Oregon 97232	Executive Vice President—PacifiCorp	EVP

Matthew Wright 825 NE Multnomah Suite 2000 Portland Oregon 97232	Executive Vice President—PacifiCorp	EVP

Michael Pittman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Donald N. Furman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President, General Counsel and Corporate Secretary—PacifiCorp	SVP–L-S

Robert A. Klein 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Robert A. Moir 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

A. Richard Walje 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Barry G. Cunningham 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Stan K. Watters 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President—PacifiCorp	SVP

Donald D. Larson 825 NE Multnomah Suite 2000 Portland Oregon 97232	Vice President—PacifiCorp	VP

Ernest E. Wessman	Vice President—PacifiCorp	VP

825 NE Multnomah Suite 2000 Portland Oregon 97232

Bruce N. Williams 825 NE Multnomah Suite 2000 Portland Oregon 97232	Treasurer—PacifiCorp	T

Michael G. Jenkins 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary—PacifiCorp	AS

Alexander D. Tait 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary—PacifiCorp	AS

Larry O. Martin 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary—PacifiCorp	AS

Jeffery B. Erb 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary—PacifiCorp	AS

Tanya S. Sacks 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Treasurer—PacifiCorp	AT

NON-EXECUTIVE DIRECTORS

CHARLES MILLER SMITH 1 Atlantic Quay Glasgow G2 8SP	Chairman	D

EUAN BAIRD 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

MAIR BARNES 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

PHILIP CARROLL 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

SIR PETER GREGSON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NOLAN KARRAS 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NICK ROSE 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

EWEN MACPHERSON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

OFFICERS

JULIAN BROWN 1 Atlantic Quay Glasgow G2 8SP	Group Director, Strategy	—

DOMINIC FRY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Corporate Communications	—

Judith A. Johansen 825 NE Multnomah Suite 2000 Portland Oregon 97232	President and CEO—PacifiCorp	P

Terry Hudgens 825 NE Multnomah Suite 2000 Portland Oregon 97232	Chief Executive Officer—PacifiCorp Power Marketing Inc.	—

Ronnie Mercer 1 Atlantic Quay Glasgow G2 8SP	Group Director, Infrastructure	—

Andrew Mitchell 1 Atlantic Quay Glasgow G2 8SP	Company Secretary	S

Michael J. Pittman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Group Director, Human Resources /SVP PacifiCorp	—

James Stanley 1 Atlantic Quay Glasgow G2 8SP	Group Director, Legal	L

ITEM 6.	OFFICERS AND DIRECTORS.

Part II.	Financial Connections.

Name	Name and Location of Financial Institution	Position held in Financial Institution	Applicable Exemption Rule
Charles Miller Smith	Goldman Sachs	Non-executive Director	Rule 70

Nolan Karras	Beneficial Life Insurance Company and American General Savings Bank, both of USA	Non-executive Director	Rule 70

Ewen Macpherson	Merrill Lynch New Energy Technology plc, UK	Chairman	Rule 70

	Foreign & Colonial Investment Trust plc, Pantheon International Participations plc, and Sussex Place Investment Management Limited, all of the UK	Non-executive Director

ITEM 6.	EXECUTIVE COMPENSATION—PART III.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2000, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP	Employee Savings Plan

ESOP	Employee Stock Ownership Plan

SBP	Supplemental Benefit Plan

ERISA	Employee Retirement Income S.A

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for services in all capacities to the Company for the years ended March 31, 2003, 2002 and 2001 of those persons who were the Chief Executive Officer of the Company during any portion of the year ended March 31, 2003 and the four other most highly compensated executive officers of the Company who were serving as executive officers at the end of the last completed fiscal year.

Summary Compensation Table

Name and Principal Position	Year			Long-Term Compensation			ScottishPower Performance Shares(g)	All Other Compensation(h)
		Annual Compensation(a)		Restricted Stock Awards(d)	Securities Underlying Options(e)	LTIP Payout(f)
		Salary	Bonus(c)
Judith A. Johansen	2003	$492,444	$149,767	$—	61,825	$—	9,199	$32,657
President and Chief	2002	360,501	12,902	141,683	57,350	—	—	11,707
Executive Officer	2001	110,834	150,000	131,138	57,350	—	—	3,169
William D. Landels (b)	2003	431,890	116,141	—	79,433	—	31,773	85,462
Executive Vice President	2002	424,409	61,818	—	39,855	—	25,781	126,471
	2001	323,899	80,570	—	—	—	14,408	107,030
Andrew P. Haller	2003	310,930	132,020	—	19,165	23,069	5,069	32,650
Senior Vice President,	2002	299,425	8,392	112,768	56,800	23,644	—	10,524
General Counsel and Corporate Secretary	2001	86,042	110,000	104,375	56,800	—	—	2,917
Michael J. Pittman	2003	300,000	47,057	—	50,954	—	7,581	28,310
Senior Vice President	2002	275,167	150,008	53,203	13,500	—	—	20,449
	2001	249,749	—	—	—	—	—	12,813

A. Richard Walje	2003	275,500	95,550	—	24,840	—	6,570	29,183
Senior Vice President	2002	240,375	128,854	53,203	14,000	12,222	—	19,606
	2001	214,002	—	—	—	13,729	—	15,724

(a)	May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower ADS or a cash account on which interest is paid at a rate equal to the Moody’s Intermediate Corporate Bond Yield for AA-rated Public Utility Bonds.

(b)	Salary includes foreign housing benefits paid to Mr. Landels. These amounts were $99,285.00, $126,610.58 and $66,322.75 for the years ended March 31, 2003, 2002 and 2001, respectively.

(c)	Amounts in this column for the year ended March 31, 2003 include a promotion bonus in the amount of $41,556 for Ms. Johansen. Amounts in this column for the year ended March 31, 2002 include a retention bonus in the amount of $125,610 and $104,000 for Messrs. Pittman and Walje, respectively. Amounts in this column for the year ended March 31, 2001 include special bonuses and hire-on bonuses. These amounts are $150,000 and $110,000 for Ms. Johansen and Mr. Haller, respectively.

(d)	On March 31, 2003, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower ADS at March 31, 2003, without giving effect to the diminution of value attributed to the restrictions on such stock, was $146,939, $116,951, $46,900 and $46,900, for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. The aggregate number of restricted share holdings was 6,125, 4,875, 1,955 and 1,955 for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(e)	Amounts for the year ended March 31, 2003 represent the number of ADS option shares awarded under the ScottishPower ExSOP during the year ended March 31, 2003, except for Mr. Landels’ options, which are for ScottishPower Ordinary Shares. Amounts shown for the years ended March 31, 2002 and 2001 represent the number of ADS options awarded under the PacifiCorp Stock Incentive Plan.

(f)	Represents the dollar value of restricted stock shares awarded under the PacifiCorp Stock Incentive Plan that vested and were distributed to the named officer.

(g)	Represents the number of ScottishPower ADS, except for Mr. Landels, which are Ordinary Shares, contingently granted in 2003, 2002 and 2001 that can be earned under the terms of the ScottishPower LTIP.

(h)	Amounts shown for the year ended March 31, 2003 include:

(i)	Company contributions to the PacifiCorp K Plus Employee Savings and Stock Ownership Plan for each of Ms. Johansen and Messrs. Haller, Pittman and Walje were $11,487, $11,613, $9,450 and $9,905, respectively.

(ii)	Portions of premiums on term life insurance policies that PacifiCorp paid for Ms. Johansen and Messrs. Haller, Pittman and Walje in the amounts of $683, $425, $410 and $373, respectively. These benefits are available to all employees.

(iii)	This column also includes vehicle allowances paid to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje in the amounts of $9,000, $12,000, $9,000, $9,000, and $9,000, respectively.

(iv)	During each of the years ended March 31, 2003, 2002 and 2001, Mr. Landels purchased 411 shares under the ScottishPower Employee Share Ownership Plan. Under the terms of the plan, ScottishPower matches the number of shares bought by the individual. The value of the 411 shares bought by ScottishPower for Mr. Landels was $2,321 for each of the years ended March 31, 2003, 2002 and 2001.

(v)	Includes additional international assignment payments of $71,141, $112,150 and $92,709 for the years ended March 31, 2003, 2002 and 2001, respectively, for cost of living and foreign service premium, according to the terms of Mr. Landels’ contract.

Option Grants in Last Fiscal Year

	Individual Grants(a)
Name	Number of Securities Underlying Options Granted (b)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price £ or $/Sh	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
William D. Landels	79,433	2.33%	£4.06	May 2, 2012	£202,817	£405,634
Judith A. Johansen	61,825	6.32	$23.55	May 2, 2012	$915,658	$2,320,455
Andrew P. Haller	19,165	1.95	23.55	May 2, 2012	283,842	719,312
Michael J. Pittman	50,954	5.20	23.55	May 2, 2012	754,653	1,912,438
A. Richard Walje	24,840	2.54	23.55	May 2, 2012	367,892	932,310

(a)	All options are for ScottishPower ADS, except Mr. Landels’ options, which are for ScottishPower Ordinary Shares. One ScottishPower ADS is equal to four ScottishPower Ordinary Shares. All options awarded were ScottishPower ExSOP grants, dated May 2, 2002.

(b)	All standard options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date and all enhanced options become exercisable after the third anniversary of the grant date. Mr. Landels’ options can be exercised only between the third and tenth anniversaries of the date of the grant, and exercise is subject to the satisfaction of a performance condition, that being a predetermined level of EPS growth over a maximum of a three-year performance period from the date of the grant.

Aggregated Option Exercises in 2003 and Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2003 (a)		Value of Unexercised In-the-Money Options at March 31, 2003
			Exercisable	Unexercisable	Exercisable	Unexercisable
William D. Landels	£—	£—	—	119,288	£—	£—
Judith A. Johansen	$—	$—	57,349	119,176	$—	$27,203
Andrew P. Haller	—	—	56,799	75,966	—	8,433
Michael J. Pittman	—	—	121,983	114,058	—	22,420
A. Richard Walje	—	—	97,070	81,839	—	10,930

(a)	All options are for ScottishPower ADS, except Mr. Landels’ options, which were for ScottishPower Ordinary Shares, and include options granted under the PacifiCorp Stock Incentive Plan and the ExSOP.

Severance Arrangements

The Company’s Executive Severance Plan provides severance benefits to certain executive-level employees who are designated by the Board, including the executive officers named in the Summary Compensation Table (other than Mr. Landels). Severance benefits are payable for voluntary terminations as a result of a “material alteration in position” that has a detrimental impact on the executive’s employment or involuntary terminations (including a

Company-initiated resignation) for reasons other than cause. A “material alteration in position” includes:

•	a material reduction in the scope of the executive’s duties and responsibilities or authority; or

•	any reduction in base pay or a reduction in annualized base salary and target annual bonus of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

The Executive Severance Plan also provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction. Executives designated by the Board are eligible for change-in-control benefits resulting from either a Company-initiated termination without “cause” or a resignation generally within two months after a “material alteration in position.” For this purpose, “cause” means the executive’s gross misconduct or gross negligence or conduct that indicates a reckless disregard for the consequences and has a material adverse effect on the Company or its affiliates, and “material alteration in position” means:

•	a change in reporting relationship to a lower level;

•	a material reduction in the scope of duties and responsibilities or in authority;

•	relocation of work location to an office more than 100 miles from the executive’s office or more than 60 miles from the executive’s home; or

•	a “material reduction in compensation,” which includes any reduction in annualized base salary or a reduction in the annualized base salary and target bonus opportunity combined of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the “annual cash compensation” of such executive, depending on the level set by the Board. “Annual cash compensation” is defined as annualized base salary, target annual incentive opportunity and annualized auto allowance in effect on the earlier of a material alteration or termination, whichever is greater. The Company is required to make an additional payment to compensate the executive for the effect of any excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service and a minimum of 12 months’ executive-level outplacement services.

The Executive Severance Plan does not apply to a termination for reasons of normal retirement, death or total disability or to a termination for cause or a voluntary termination other than as specified above. Except in the event of a change-in-control, the definition of cause is determined by the Company in its discretion and by the Board in the event of an appeal by the employee.

Other than in connection with a change in control, executives named in the Summary Compensation Table (other than Mr. Landels) are eligible for a severance payment equal to one or two times the executive’s total cash compensation, six months of health insurance benefits and outplacement benefits. For this purpose, total cash compensation includes annualized base salary, the target annual incentive opportunity and the annualized auto allowance in effect on the earlier of a material alteration or termination.

Retirement Plans

The Company has adopted noncontributory defined benefit retirement plans for its employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table, other than Mr. Landels, are also eligible to participate in the Company’s nonqualified supplemental executive retirement plan. The following description assumes participation in both the retirement plans and the supplemental plan. Participants receive benefits at retirement payable for life based on length of service with the Company and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and annual incentive plan payments reflected in the Summary Compensation Table above. Benefits are based on 50.0% of final average pay plus up to an additional 15.0% of final average pay depending upon whether the Company meets certain performance goals set for each fiscal year by the Board. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and five years of participation in the supplemental plan.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2003. Amounts in the table reflect payments from the retirement plan and the supplemental plan combined.

Estimated Annual Pension At Retirement (a)

Annual Pay at Retirement Date	Years of Service (b)
	5	15	25	30
$200,000	$43,333	$130,000	$130,000	$130,000
400,000	86,667	260,000	260,000	260,000
600,000	130,000	390,000	390,000	390,000
800,000	173,333	520,000	520,000	520,000
1,000,000	216,667	650,000	650,000	650,000

(a)	The benefits shown in this table assume that the individual will remain in the employ of the Company until retirement at age 60, that the plans will continue in their present form and that the Company achieves its performance goals under the supplemental plan in all years.

(b)	The number of credited years of service used to compute benefits under the plans for Ms. Johansen and Messrs. Haller, Walje and Pittman are two, two, 17 and 23, respectively.

Retention Agreements

To retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower Merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company entered into retention agreements with qualifying executives (Messrs. Pittman and Walje). Those retention agreements provided for the same enhanced supplemental retirement benefits if the qualifying executives satisfied the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits, but they are now eligible to receive these same enhancements since they have continued employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits, which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent “involuntarily termination” or “material alteration” in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives’ waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company’s discretion for each executive and special stock option awards that vest over a three-year retention period at 25.0% for each of the first two years and 50.0% in the third year.

See also Attachment 2

ITEM 6.	OFFICERS AND DIRECTORS.

PART III.

(b)	Stock Ownership.

The following table sets forth certain information as of March 31, 2003 regarding the beneficial ownership of ordinary shares of ScottishPower by (1) each of the executive officers, (2) each director and (3) all executive officers and directors as a group. As of March 31, 2003, each of the directors and executive officers identified above and all directors and executive officers of the Company as a group owned less than 1% of the outstanding Ordinary Shares of ScottishPower.

Beneficial Owner	Number of shares at March 31, 2003 (a)(b)
Judith A. Johansen	69,631
William D. Landels	12,667
Andrew P. Haller	54,664
Michael J. Pittman	123,584
A. Richard Walje	54,022

Barry G. Cunningham	53,435
Nolan E. Karras	30,650
Andrew N. MacRitchie	15,802
Ian M. Russell	87,741
Matthew R. Wright	6,415

All executive officers and directors as a group (15 persons)	618,097

(a)	Includes ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed, (ii) shares held for the account of such persons pursuant to the Company’s Compensation Reduction Plan and the Company’s K Plus Savings and Stock Ownership Plan and (iii) shares granted and vested or unvested shares for which the individual has voting but not investment power under the Company’s Stock Incentive Plan.

(b)	Options granted in ScottishPower ADS under the Company’s Stock Incentive Plan have been converted into options in Ordinary Shares in the above table. One ADS equates to four Ordinary Shares.

On May 10, 2003, LTIP awards in the amount of 49,833, 34,971, 21,936, 31,395 and 28,779 were awarded to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje, respectively. Options under the ExSOP in the amount of 61,475, 58,285, 13,530, 38,729 and 17,751 were awarded to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje, respectively. All awards were for ADS, except for Mr. Landels, which were for Ordinary Shares.

See also Attachment 2

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS.

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof by registrant.

None—ScottishPower is a politically neutral organization.

ITEM 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS

Excluding (i) transactions included in the annual report on Form U-13-60 of a service company, (ii) the sharing of costs of jointly owned facilities or jointly employed personnel, (iii) contracts for the purchase, sale or interchange of electricity or gas, and (iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9, infra, provide the following information:

Part I. Furnish the information required by the following table as to contracts for services, including engineering or construction services, or goods supplied or sold by a system company to another system company, and state, in the tabulation or by footnote, the date of the contract and whether it remained in effect at year end.

See Attachment 3

Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

Part I(a)

Name of Company and Principal Location	Owner	Descrip. of Facilities	Aggregate Investment Amount £-$	Earnings as of 3/31/03	Company Debt/Eq. Ratio 3/31/03
ScottishPower U.K. plc Scotland	Scottish Power plc	See Form 6K filed 7-25-03	£592 million $947 million	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F

Manweb plc Scotland	Genscot Limited	See Form 6K filed 7-25-03	£895 million $1,432 million	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F

Flying Cloud Power Partners, LLC —Iowa	PPM Energy, Inc	44 MW wind generation project—(UC)	$1 million	N/A	100% Debt

Klamath Energy LLC Oregon	PPM Energy, Inc	100 MW gas fired peaking plan	$51 million	($1 million)	100% Debt

Klondike Wind Power LLC —Oregon	PPM Energy, Inc	24 MW wind generation project	$16.9 million	$.02 million	100% Debt

Moraine Wind LLC Minnesota	PPM Energy, Inc	51 MW wind generation project—(UC)	$11.3 million	N/A	100% Debt

Phoenix Wind Power LLC California	PPM Energy, Inc	2.1 MW wind generation project	$1.8 million	$.01 million	3.2

Key terms: FUCO means Foreign Utility Company—FUCO-S means a subsidiary of a FUCO—EWG means Exempt Wholesale Generator—IS means Intermediate Subsidiary—PP means Project Parent—SPS means Special Purpose Subsidiary

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

See Attachment 4

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the ScottishPower plc.

Aggregate Investment in FUCOs—USD $2,357 million

Aggregate Investment in EWGs—USD $82 million

Ratio—38%

ITEM 10	FINANCIAL STATEMENTS AND EXHIBITS

Exhibit A

Annual Report Form 20-F—See SEC File No. 001-14676 Dated 6/27/2003.

Exhibit B

Articles of organization and bylaws for each subsidiary

See Exhibit B of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit C

Indenture relating to funded debt.

See Exhibit C of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit D

Copy of tax allocation agreement

See Exhibit D of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit E

Documents requested pursuant to Financing Order

See Attachment 3

Copies of other documents prescribed by rule or order, such as Rule 48(b), for incorporation into the annual report; providedthat any reports to State Commissions included as an exhibit shall be filed in paper, even if submitted by an electronic filer.

Exhibit F

Financial Statements

See also Form 20F—SEC File No. 001-14676 Dated 6/27/2003.

See also Form 20F—SEC File No. 001-14676 Dated 6/27/2003 and Form 10K filed on 6/3/2003 SEC File No. 001-05152

Exhibit G

Financial Data Schedule

Financial Data Schedules no longer required

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish Financial Data Schedules. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant, each subsidiary and the consolidated system.

Item No.	Caption Heading
1	Total Net Utility Plant
2	Other Property and Investments
3	Total Current Assets
4	Total Deferred Charges
5	Balancing amount for Total Assets
6	Total Assets

7	Common Stock
8	Capital Surplus, Paid In
9	Retained Earnings
10	Total Common Stockholders Equity
11	Preferred Stock Subject to Mandatory Redemption
12	Preferred Stock Not Subject to Mandatory Redemption
13	Long Term Debt, Net
14	Short Term Notes
15	Notes Payable
16	Commercial Paper
17	Long Term Debt—Current Portion
18	Preferred Stock—Current Portion
19	Obligations Under Capital Leases
20	Obligations Under Capital Leases—Current Portion
21	Balancing amount for Capitalization and Liabilities
22	Total Capitalization and Liabilities
23	Gross Operating Revenue
24	Federal and State Income Taxes Expense
25	Other Operating Expenses
26	Total Operating Expenses
27	Operating Income (Loss)
28	Other Income (Loss), Net
29	Income Before Interest Charges
30	Total Interest Charges
31	Net Income
32	Preferred Stock Dividends
33	Earnings Available For Common Stock
34	Common Stock Dividends
35	Total Annual Interest Charges on All Bonds
36	Cash Flow From Operations
37	Earnings Per Share— Primary
38	Earnings Per Share—Fully Diluted

Exhibit H

Organizational Chart

Exhibit I

Separate Financials for EWGs and FUCOs

See Exhibit F

See also Form 20F—SEC File No. 001-14676 Dated 6/27/2003 and Form 10K filed on 6/3/2003 SEC File No. 001-05152

If the EWG or foreign utility company is a “majority-owned associate company,” as defined in rule 53(a)(2)(ii), submit the most recently available audited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. For all other EWG or foreign utility company subsidiaries of the registered holding company, submit either an audited (if available) or an unaudited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. Submit a summary of any analytical reviews and conclusions drawn therefrom of majority-held EWG or foreign utility company subsidiaries performed in the ordinary course of an audit of the registered holding company.

See Form 20F—SEC File No. 001-14676 Dated 6/27/2003.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this annual report to be duly signed on its behalf in the City of Portland and Country of The United States of America on the 31st day of July, 2003.

SCOTTISHPOWER PLC

By	/S/ DAVID T. NISH
David T. Nish
Finance Director

Attest:

/S/ JEFFERY B. ERB
Jeffery B. Erb
Assistant Secretary of PacifiCorp

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated July 31, 2003, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ DAVID T. NISH

Subscribed and sworn to before me

this              day of July, 2003

/s/
My commission expires: